UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-27641
                        For Period Ended: March 31, 2000

                                  (Check One):
    / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-QSB / / Form N-SAR

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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     Read  Instruction  (on back page) Before  Preparing  Form.  Please Print or
Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


                        Copies of Communications Sent to:

                            Duncan, Blum & Associates
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                               Tel: (301) 263-0200
                               Fax: (301) 263-0300

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     If the  Notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the Notification relates: N/A
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


                        PART 1 -- REGISTRANT INFORMATION

                               ETRAVNET.COM, INC.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                                560 Sylvan Avenue
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            Address of Principal Executive Office (Street and Number)

                       Englewood Cliffs, New Jersey 07632
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


                              PART III -- NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED) The Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2000 could not be filed within the prescribed time period because the accounting statements could not be prepared by the Company within such time period due to the inability of Registrant's internal bookkeeper, due to a death in the immediate family, to complete the work. Such work could not have been completed without unreasonable effort and expense.

                          PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Carl N. Duncan, Esq.               (301)                         263-0200
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(Name)                          (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.


                                   SIGNATURES

                               ETRAVNET.COM, INC.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    May 16, 2000               By: /s/ Michael Y. Brent
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                                    Michael Y. Brent
                                    President, Secretary and Chairman